Exhibit 99.23.(d)(iv)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of August 2006 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Large-Cap Growth Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annualized rate of (a) one hundred and fifty basis points (1.50%) for Class A shares of the Fund, (b) two hundred and fifteen basis points (2.15%) for Class B shares of the Fund, (c) two hundred and fifteen basis points (2.15%) for Class C shares of the Fund, (d) one hundred and sixty basis points (1.60%) for Class P shares of the Fund, and (e) one hundred and fifteen basis points (1.15%) for Class Y shares of the Fund for the time period set forth in paragraph 2 below.

2.               Lord Abbett’s commitment described in paragraph 1 will be effective from August 1, 2006 through November 30, 2007.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

LORD ABBETT LARGE-CAP GROWTH FUND

By:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel